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The American Funds Income Series
333 South Hope Street
Los Angeles, California 90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

October 27, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The American Funds Income Series - U.S. Government Securities Fund
File Nos. 002-98199 and 811-04318

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on September 30, 2009 to the fund’s Post-Effective Amendment No. 39 to the Registration Statement under the Securities Act of 1933 and Amendment No. 38 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2009.

1.         Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  In the annual fund operating expenses table, please remove the asterisk in the “other expenses” column for Class F-2 shares.

Response:   We will remove the asterisk.

2.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that: “The fund may invest up to 20% of its assets in nongovernment securities rated AAA or Aaa (or in unrated securities determined to be of equivalent quality by the fund's investment adviser).” Please confirm whether the fund may invest in securities rated below AAA/Aaa.

Response:   The fund does not currently invest in securities rated below AAA/Aaa.

3.         Principal risks – page 4 of the fund’s prospectus

Comment: The prospectus indicates that the fund invests in nongovernment securities rated AAA/Aaa. Please include additional language regarding the risks of investing in these types of securities.

Response:   The fund does not currently invest a significant portion of its assets in nongovernment securities nor does it intend to invest substantially in nongovernment securities in the next twelve months.  Accordingly, we will remove the language regarding investments in nongovernment securities from the prospectus and include it in the statement of additional information. We will also continue to include language regarding the risks of investing in nongovernment securities in the statement of additional information.

4.         Management and organization – page 12 of the fund’s prospectus

Comment:  The prospectus states that the fund’s management fee is based on the daily net assets of the fund and the fund's monthly gross investment income. Please describe the basis for the calculation of the management fee, including any breakpoints.

Response:   The basis for the calculation of the management fee, including breakpoints is described in the statement of additional information in the section titled “investment advisory and service agreement.” We will include language in the “management and organization” section of the prospectus stating that further information on the management fee is available in the statement of additional information.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Tim McHale at (213) 615-0404.

/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary